भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

05012705

विभाग, शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/PCR/2005/3341 दिनांक / Date : 12-11-2005 SUPPL

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT : CLAUSE 36**

SEC MAIL RECEIVED NOV 17 2005 WASH. D.C. 156 SECTION PROCESSING

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3336 dated the November 12, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED NOV 23 2005 THOMSON FINANCIAL

dlw 11/22

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर.एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/PCR/2005/3336 दिनांक / Date: 12-11-2005

Dear Sir,

**LISTING AGREEMENT:CLAUSE 36**
**Proposed IT Joint Venture of the Bank**

In terms of Clause 36 of the Listing Agreement, we advise that our Bank is planning to sign a shareholders' Agreement with Tata Consultancy Services Ltd., (TCS) to form an IT Joint Venture.

Yours faithfully,

General Manager
(Shares & Bonds)